UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75092 / June 2, 2015

Admin. Proc. File No. 3-16426

In the Matter of

ACCELERATED ACQUISITIONS XIV, INC.,
BW ACQUISITION, INC.
(N/K/A MALIBU ENTERPRISES, INC.),
MEDISTAFF CORP.,
VISTA TECHNOLOGIES, INC.,
VITROTECH CORP., AND
XERTECH, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Accelerated Acquisitions XIV, Inc., BW
Acquisition, Inc. (n/k/a Malibu Enterprises, Inc.), Medistaff Corp., Vista Technologies, Inc.,
VitroTech Corp., or Xertech, Inc., and the Commission has chosen not to review the decision on
its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Accelerated Acquisitions XIV, Inc., BW Acquisition,
Inc. (n/k/a Malibu Enterprises, Inc.), Medistaff Corp., Vista Technologies, Inc., VitroTech Corp.,
and Xertech, Inc.[2] The order contained in that decision is hereby declared effective. The initial
decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the

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[1]   17 C.F.R. § 201.360(d).

[2]   *Accelerated Acquisitions XIV, Inc., Alternate Energy Holdings, Inc., BW Acquisition, Inc.
(n/k/a Malibu Enters, Inc.), Medistaff Corp., Vista Technologies, Inc., VitroTech Corp., and
Xertech, Inc.*, Initial Decision Release No. 778 (Apr. 20, 2015), 111 SEC Docket 07, 2015 WL
1776224. The stock symbol and Central Index Key numbers are: 1497920 for Accelerated
Acquisitions XIV, Inc.; 1128620 for BW Acquisition, Inc. (n/k/a Malibu Enterprises, Inc.);
1434485 for Medistaff Corp.; 895725 for Vista Technologies, Inc.; VROT and 1164155 for
VitroTech Corp.; and 1427434 for Xertech, Inc.

registrations of each class of registered securities of Accelerated Acquisitions XIV, Inc., BW Acquisition, Inc. (n/k/a Malibu Enterprises, Inc.), Medistaff Corp., Vista Technologies, Inc., VitroTech Corp., and Xertech, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 778
ADMINISTRATIVE PROCEEDING
File No. 3-16426

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ACCELERATED ACQUISITIONS XIV, INC., ALTERNATE ENERGY HOLDINGS, INC., BW ACQUISITION, INC. (N/K/A MALIBU ENTERPRISES, INC.), MEDISTAFF CORP., VISTA TECHNOLOGIES, INC., VITROTECH CORP., AND XERTECH, INC.	INITIAL DECISION OF DEFAULT AS TO SIX RESPONDENTS April 20, 2015

APPEARANCE: Neil J. Welch, Jr. for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondents Accelerated Acquisitions XIV, Inc. (Accelerated Acquisitions), BW Acquisition, Inc. (n/k/a Malibu Enterprises, Inc.) (BW Acquisition), Medistaff Corp. (Medistaff), Vista Technologies, Inc. (Vista Technologies), VitroTech Corp. (VitroTech), and Xertech, Inc. (Xertech), (collectively, the Six Respondents).[1] The revocation is based on the Six Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On March 9, 2015, the Commission issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that the Six Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the

[1] The remaining Respondent, Alternate Energy Holdings, Inc. filed an Answer and this proceeding shall continue as to it. *See Accelerated Acquisitions XIV, Inc.*, Admin. Proc. Rulings Release No. 2486, 2015 SEC LEXIS 1200 (Apr. 2, 2015)

Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. The Six Respondents were served with the OIP by March 19, 2015, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by April 1, 2015. *Accelerated Acquisitions XIV, Inc.*, Admin. Proc. Rulings Release No. 2460, 2015 SEC LEXIS 1085 (Mar. 25, 2015). On April 2, 2015, I ordered the Six Respondents to show cause by April 13, 2015, why the proceeding should not be determined against them due to their failure to file Answers or otherwise defend this proceeding, warning that failure to do so would result in them being deemed in default, having the proceeding determined against them, and having the registration of their securities revoked. *Accelerated Acquisitions XIV, Inc.*, 2015 SEC LEXIS 1200 (citing OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f)). To date, none of the Six Respondents has filed an Answer, responded to the Order to Show Cause, or otherwise defended the proceeding.

FINDINGS OF FACT

The Six Respondents are in default for failing to file Answers, respond to the Order to Show Cause, or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Accelerated Acquisitions, Central Index Key (CIK) No. 1497920, is a void Delaware corporation located in Foster City, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Accelerated Acquisitions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed an amended Form 10-Q for the period ended December 31, 2011, which reported a net loss of $3,585 for the prior nine months.

BW Acquisition, CIK No. 1128620, is a permanently revoked Nevada corporation located in Reno, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BW Acquisition is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2005. On July 31, 2012, Malibu Enterprises Inc. filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Nevada, and the case was discharged on November 5, 2012.

MediStaff, CIK No. 1434485, is a revoked Nevada corporation located in Henderson, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MediStaff is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $63,198 from the company's March 13, 2008, inception through September 30, 2011.

Vista Technologies, CIK No. 895725, is a permanently revoked Nevada corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Vista Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1997, which reported a net loss of $218,613 for the prior three months.

VitroTech, CIK No. 1164155, is a permanently revoked Nevada corporation located in Santa Ana, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). VitroTech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $11,805,008 for the prior nine months. As of March 3, 2015, the company's stock (symbol "VROT") was traded on the over-the-counter markets.

Xertech, CIK No. 1427434, is a revoked Nevada corporation located in Westlake Village, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Xertech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $4,000 from the company's January 14, 2008, inception through March 31, 2009.

In addition to their repeated failures to file timely periodic reports, the Six Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.,* Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Six Respondents failed to timely file required periodic reports. As a result, the Six Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

The Six Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Six Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Six Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Six Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of the Six Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Accelerated Acquisitions XIV, Inc., BW Acquisition, Inc. (n/k/a Malibu Enterprises, Inc.), Medistaff Corp., Vista Technologies, Inc., VitroTech Corp., and Xertech, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

The Six Respondents are notified that they may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge